Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 15 DATED APRIL 3, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our minimum investment amount; and
•	Update our investment company act considerations.

Minimum Investment Amount

The following information supersedes and replaces the second full paragraph on the third cover page of the Offering Circular:

As of April 12, 2018, the minimum investment in shares of our common stock for initial purchases is 100 shares, or $1,000 based on the current per share purchase price, excluding purchases by individual retirement accounts, or IRAs, and other tax-deferred accounts. For IRAs and other tax deferred accounts, you must initially purchase at least 500 shares of our common stock, or $5,000 based on the current per share purchase price. You should note that an investment in our shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all the applicable provisions of the Internal Revenue Code, or the Code. In the board of directors’ discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers. We will disclose any new minimum investment amount on the Realty Mogul Platform, as defined below, at least two days in advance of that new minimum amount taking effect. Factors that the board of directors may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts. Any change to the minimum investment amount will apply prospectively to all new purchasers.

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about the Offering — Is there any minimum investment required?”

Q: Is there a minimum investment required?

A:         Yes.  As of April 12, 2018, you must initially purchase at least 100 shares in this offering, or $1,000 based on the current per share purchase price, unless you are investing through an IRA or other tax-deferred account. For IRAs and other tax deferred accounts, you must initially purchase at least

500 shares of our common stock or $5,000 based on the current per share purchase price. You should note that an investment in our shares will not, in itself create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code. In the board of directors’ discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers. We will disclose any new minimum investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect. Factors that the board of directors may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.

The following information supersedes and replaces the section of the Offering Circular captioned “How To Subscribe — Minimum Purchase Requirements”

Minimum Purchase Requirements

As of April 12, 2018, for non-IRAs and other tax deferred accounts, you must initially purchase at least 100 shares in this offering, or $1,000 based on the current per share purchase price. For IRAs and other tax deferred accounts, you must initially purchase at least 500 shares of our common stock in this offering or $5,000 based on the current per share purchase price. You should note that an investment in our shares will not, in itself create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code. In the board of directors’ discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers. We will disclose any new investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect. Factors that the board of directors may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts. Any change to the minimum investment amount will apply prospectively to all new purchasers.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be of at least 100 shares in this offering, or $1,000 based on the current per share purchase price. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan. In the board of directors’ discretion, we may in the future increase or decrease the minimum investment amount required for investments beyond the initial purchase. Factors that the board of directors may consider in modifying the minimum investment amount for investments beyond the initial purchase include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, the amount of money raised in investments beyond initial purchases, and the average investment amount in purchases beyond the initial purchases.

Purchase of Shares by Retirement Accounts

With respect to any investor who elects to open a new account with our preferred independent custodian to purchase shares through an IRA or other tax deferred account, our Sponsor has agreed to pay custodial fees charged by such independent custodian for the first year of investment, up to $50 if an investor initially purchases at least 500 shares of our common stock in this offering, or $5,000 based on the current per share purchase price, and, up to $100 if an investor initially purchases at least 1,000 shares of our common stock in this offering, or $10,000 based on the current per share purchase price.

The following information supersedes and replaces the section of the Offering Circular captioned “Plan of Operation — Investment Company Act Considerations”

Investment Company Act Considerations

Under Section 3(a)(1) of the Investment Company Act, an investment company generally is defined as an issuer which: (i) is or holds itself out as being engaged primarily in an investment company business (meaning investing, reinvesting or trading in securities); (ii) is a face-amount certificate company; or (iii) holds more than 40% of the value of its assets in investment securities. We believe that neither we nor any of our subsidiaries will be required to be registered under the Investment Company Act, because, among other things, we do not expect that the nature of our business will cause us to fall within the definition of an investment company. We intend to invest at least 60% of the fair market value of our assets (exclusive of government securities and cash) in equity ownership interests or fee interests in, or general partnership interests in, real estate or in loans secured by real estate, unless we are satisfied that a lower percentage will not impair the availability to us of our exemption from registration under the Investment Company Act.

In addition, because we are organized as a holding company that will conduct its business primarily through our operating partnership, which in turn is a holding company that will conduct its business through its subsidiaries, we intend to conduct our operations, and the operations of our operating partnership and any other subsidiary, so that we will not meet the 40% test under Section 3(a)(1)(C) of the Investment Company Act.

If, however, our operations are conducted in such a manner so as to cause us to fall within the definition of an investment company under Section 3(a)(1) of the Investment Company Act, it is expected that we will be able to rely upon the exemption from registration set forth in Section 3(c)(5)(C), which exempts issuers that are primarily engaged in the business of purchasing or otherwise acquiring Qualifying Real Estate Assets. In order to qualify for the Section 3(c)(5)(C) exemption, it is expected that we will be required to maintain at least 55% of our assets in Qualifying Real Estate Assets and to maintain an additional 25% of our assets in Qualifying Real Estate Assets or other real estate-related assets. The need to maintain these ratios could cause us to engage in (or forego engaging in) particular transactions at sub-optimal times.